UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 OR 15d-16

UNDER the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number 001-42647

ETORO GROUP LTD.

(Translation of registrant’s name into English)

30 Sheshet Hayamim St.,

Bnei Brak, Israel 5120261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Explanatory Note

On February 18, 2026, eToro Group Ltd. (the “Company”) entered into an accelerated share repurchase transaction (the “ASR Transaction”) with Citibank, N.A. (the “Counterparty”) to repurchase an aggregate of $50.0 million (the “Repurchase Amount”) of the Company’s Class A common shares (the “Shares”). The ASR Transaction is being completed under the Company’s previously announced share repurchase authorization, following an increase of $100.0 million to its then overall remaining availability of $50.0 million (with current overall remaining availability of $100.0 million after giving effect to the ASR Transaction).

Under the terms of the ASR Transaction, on February 20, 2026, the Company will pay the Repurchase Amount to the Counterparty in exchange for an initial delivery of an agreed number of Shares. The total number of Shares to be repurchased under the ASR Transaction will be based on volume-weighted average prices of the Shares during the term of the ASR Transaction, less a discount and subject to customary adjustments. Upon final settlement of the ASR Transaction, the Company may be entitled to receive additional Shares from the Counterparty or, under certain circumstances, the Company may be required to deliver Shares or make a cash payment, at its option, to the Counterparty.

The agreement governing the ASR Transaction contains customary terms for these types of transactions, including, but not limited to, the mechanisms to determine the number of Shares or the amount of cash that will be delivered at settlement, the required timing of delivery of the Shares, the specific circumstances under which adjustments may be made to the ASR Transaction, the specific circumstances under which the ASR Transaction may be terminated prior to the scheduled maturity and various acknowledgements, representations and warranties made by the Company. The ASR Transaction is scheduled to terminate in the second calendar quarter of 2026.

Incorporation By Reference

The information included in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-287430) (including any prospectuses forming a part of such registration statement), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETORO GROUP LTD.
(Registrant)

Date:	February 19, 2026	By:	/s/ Johnathan Alexander Assia
			Name:	Johnathan Alexander Assia
			Title:	Chief Executive Officer

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